December 4, 2018

R. Blake Chatelain
President and Chief Executive Officer
Red River Bancshares, Inc.
1412 Centre Court Drive, Suite 402
Alexandria, LA 71301

       Re: Red River Bancshares, Inc.
           Draft Registration Statement on Form S-1
           Submitted on November 9, 2018
           CIK No. 0001071236

Dear Mr. Chatelain:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on November 9, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
About this Prospectus, page ii

2. Please delete your disclosure here and on page 14 that your prospectus "does not give effect to a 1-for-1 stock dividend" on October 1, 2018 unless otherwise indicated and make corresponding revisions throughout your prospectus. Alternatively, please explain
 R. Blake Chatelain
FirstName Bancshares, Inc. Chatelain
Red River LastNameR. Blake
Comapany4, 2018 River Bancshares, Inc.
December NameRed
December 4, 2018 Page 2
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FirstName LastName
         your rationale for not giving effect to this dividend, which appears to function as a 2-for-1 stock split, and revise your prospectus to adjust the per share price for your previous stock offerings (e.g. page 114), discuss how and why this dividend may impact per share metrics and comparability between different periods (e.g. your tangible book value per share growth as discussed on page 6), and update your Dilution and Description of Capital
         Stock sections as of a more recent date (i.e. following your October 1, 2018 stock dividend).
Prospectus Summary, page 1

3. We note that your Prospectus Summary discusses your competitive strengths as well as your growth and expansion strategy. Please balance your disclosure in this section by also including a brief summary of the most significant risks that your business faces.
Our Historical Growth and Consistent Performance, page 4

4. We note your disclosure of "five successful equity offerings" prior to this offering. Please tell us what exemption or exemptions you relied upon to conduct your second private placement for "an additional $4 million in 2000" as a Form D does not appear to have been filed for this offering. We further note your disclosure that your most recent private placement in 2017 was "oversubscribed by approximately $10.0 million." Please revise to clarify whether you received subscriptions for approximately $10 million more than the amount of securities offered or if you increased your offering amount by approximately
         $10 million. In this regard we note your Form D filed August 29, 2017 identifies gross proceeds of approximately $12.1 million with approximately $1.7 million of unsold securities. Finally, please tell us whether and why you abandoned a $5 million offering in 2013 as we note your Form D filed April 3, 2013.
Index to Financial Statements
Note 1. Business and Summary of Significant Accounting Policies
Acquisition Accounting, page F-9

5. Please revise the disclosure to state that the company accounts for its acquisitions under
         ASC Topic 805, Business Combinations which requires the use of the acquisition method of accounting.
Allowance for Loan Losses, page F-10

6. You disclose that the allowance for loan losses represents management's best assessment of potential losses that may be present in the loan portfolio. Please revise your accounting policy related to the allowance for loan losses consistent with the disclosure appearing on page 59 under the title Management's Discussion And Analysis of Financial Condition
         and Results Of Operations - Financial Condition - Allowance for Loan Losses, that the allowance provides for known and inherent losses in the loan portfolio at each balance sheet date.
 R. Blake Chatelain
FirstName Bancshares, Inc. Chatelain
Red River LastNameR. Blake
Comapany4, 2018 River Bancshares, Inc.
December NameRed
December 4, 2018 Page 3
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FirstName LastName
Loans, page F-10

7. Please expand the disclosure to state, if true, that loans are placed on non-accrual status when they are 90 days past due, unless they are well secured and in the process of collection.
Note 3. Loans and Asset Quality
Asset Quality, page F-15

8. The disclosure regarding performing and non performing troubled debt restructurings as of December 31, 2017 is not consistent with the disclosure appearing on page 57 under the title Management's Discussion and Analysis of Financial Condition and Results of
         Operations   Financial Condition   Nonperforming Assets. Please
revise, as necessary.
9. Please expand the disclosure to provide both the pre-modification and post-modification recorded investment related to troubled debt restructurings pursuant to ASC 310-10-50-33
         (a). In addition, provide the information pursuant to ASC 310-10-50-34 with regard to troubled debt restructurings within the previous 12 months and for which there was a payment default during the period, as applicable. Refer to ASC 310-10-55-12 for a table illustrating these disclosures.
Note 11. Employee Benefits, page F-22

10. You disclose that the bank is the owner and beneficiary of all of the policies death benefits and that these benefits are recorded at the cash surrender value in Other Assets. Please revise the disclosure to state that Bank owned life insurance policies are recorded as a separate line item at their cash surrender value in the accompanying consolidated balance sheets.
Note 12. Stock-Based Compensation
Stock Options, page F-22

11. You disclose that during 2017 1,000 stock options were exercised which does not appear to be consistent with the amount of 822 shares of common stock issued through stock incentives and 178 shares that were surrendered in lieu of payment of the cash exercise price. Please revise, as necessary.
Note 14. Off-Balance Sheet Activities
Construction Commitments, page F-24

12. You disclose that the company has committed to a construction contract for approximately
         $2,444,000 as of December 31, 2017. It is not clear as to why this contract is not disclosed under the title Management's Discussion and Analysis of Financial Condition and Results
         of Operations   Financial Condition - Contractual Obligations on page
68. Please refer to
         Section 501.03.a.i.C.Contractual Obligations Table Disclosures of the Financial Reporting
 R. Blake Chatelain
Red River Bancshares, Inc.
December 4, 2018
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      Codification and revise, as necessary.
        You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or John P. Nolan,
Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff
Attorney, at (202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                          Sincerely,
FirstName LastNameR. Blake Chatelain
                                                          Division of
Corporation Finance
Comapany NameRed River Bancshares, Inc.
                                                          Office of Financial
Services
December 4, 2018 Page 4
cc:       Lowell W. Harrison, Esq.
FirstName LastName